AMERICAN INDEPENDENCE FUNDS TRUST

1345 Avenue of the Americas, 2nd Floor

New York, NY 10105

(212) 488-1331

March 6, 2017

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE
Washington, DC 20549

VIA ELECTRONIC DELIVERY

RE:      14A: PRELIMINARY PROXY

The American Independence Funds Trust (the “Registrant” or “Trust”)

Filed December 27, 2016

SEC File Numbers: 811-21757; 333-124214

Mr. Grzeskiewicz:

On behalf of the American Independence Funds Trust (the “Trust”), this letter is being submitted as a follow-up to our discussion last Thursday regarding the Trust’s withdrawal the above-referenced Preliminary Proxy Statement that was filed December 27, 2016, accession number 0001581466-16-000397, pursuant to Section 14(a) of the Securities Exchange Act of 1934.

As we discussed, certain items to be considered by shareholders of the Trust relate to the approval, as required under the Investment Company Act of 1940 (“1940”), of new investment and sub-investment advisory agreements with the adviser, each sub-adviser and each series of the Trust. The approvals were occasioned by a proposed change in control, as defined in the 1940 Act, of the adviser. As noted during our conversation, the adviser to the Trust is controlled by a private investment fund and its adviser (“Controlling Persons”). We have been advised by representatives of the Controlling Persons that the Controlling Persons are in discussions with third parties regarding potential transactions that may result in a change in control of one or more of the adviser, a sub-adviser or Controlling Person(s). Rather than run the risk of shareholder confusion and incurring the time and expense of successive proxy solicitations, we are withdrawing the above-referenced filing.

If you should have any questions concerning the above matter, please contact the undersigned at (646) 646-3488.

Very truly yours,

/s/ Thaddeus Leszczynski

Thaddeus Leszczynski

Secretary

American Independence Funds Trust